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PROSPECTUS
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                               UNITY BANCORP INC.

                       UP TO 25,000 SHARES OF COMMON STOCK

     We are a New Jersey based bank holding company. Our bank, First Community Bank, is headquartered in Clinton, New Jersey. These shares of common stock are owned by and are being sold by First Colonial Securities Group, Inc.



     The common stock is listed on the NASDAQ National Market under the symbol "UNTY".

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BEFORE PURCHASING THE COMMON STOCK, YOU SHOULD READ THE RISK FACTORS BEGINNING
ON PAGE 1.

Neither the SEC nor any state securities commission has approved the common stock or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The shares of common stock are not bank deposits and are not insured or guaranteed by the federal deposit insurance corporation or any other government agency.


                      FIRST COLONIAL SECURITIES GROUP, INC.

                The date of this Prospectus is January 15, 1999.

       TABLE OF CONTENTS

                                      PAGE
Information Incorporated by
   Reference ........................   1
Risk Factors ........................   1
The Company .........................   3
Selected Financial Data .............   3
Recent Developments .................   5
Use of Proceeds .....................   5
Plan of Distribution ................   5
Warrant and Transfer Agent ..........   6
Legal Matters .......................   6
Experts .............................   6
Where You Can Find Additional
  Information .......................   7

                      INFORMATION INCORPORATED BY REFERENCE

     We have incorporated by reference into this Prospectus the following documents we filed with the Commission under the Securities Exchange Act of 1934:

   o (i) the Annual Report on Form l0-KSB for the fiscal year ended December 31, 1997

   o  (ii) the Proxy Statement for the 1998 Annual Meeting of
           Shareholders,

   o (iii) the Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 1998

   o (iv) Current Reports on Form 8-K filed on July 28, September 15 and September 24, 1998 and

   o (v) the description of the common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment thereto or report filed under the Exchange Act for the purpose of updating such description.

In addition, any documents which we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to termination of this offering are also incorporated by reference into this Prospectus.

     To the extent that any information in this Prospectus modifies or supersedes information in a document incorporated by reference, the incorporated document will be deemed to be modified or superseded for purposes of this Prospectus, and the incorporated document will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     You may obtain without charge, upon written or oral request, a copy of any of the documents incorporated by reference herein, except for the exhibits, unless such exhibits are specifically incorporated by reference herein. Your request should be sent to Kevin Killian, Chief Financial Officer, Unity Bancorp, Inc., 64 Old Highway 22, Clinton, New Jersey 08809.

                                  RISK FACTORS

     Prospective investors should consider the following risk factors, in addition to other information contained or incorporated by reference herein, in connection with a decision to purchase our common stock.

RISKS ASSOCIATED WITH THE COMPANY:

POSSIBLE EARNINGS DILUTION DUE TO THE ISSUANCE OF COMMON STOCK UPON THE EXERCISE OF WARRANTS

     We issued 558,789 shares of Common Stock upon the exercise of our outstanding common stock purchase warrants. We had 3,097,332 shares of common stock outstanding at September 30, 1998. Depending upon our ability to invest the additional capital received upon the issuance of these shares, these additional shares could cause dilution to our future per share earnings.

OUR AGGRESSIVE GROWTH STRATEGY COULD LOWER OUR SHORT TERM PROFITS

     Because we are incurring expenses to fund our aggressive growth before our investments have begun to generate significant income, our short term profits will likely be lower than they would have been otherwise.

ABILITY TO SUSTAIN GROWTH

     Our business plan calls for our continued aggressive growth. For a variety of reasons, we may not be able to sustain that growth. In the event that we are unable to sustain our historic growth rate, we will be required to adopt a new business strategy which may not be as successful as our current strategy has been. Our ability to continue to rapidly grow depends upon our ability to locate new branch locations and successfully attract deposits to those locations, locate sound loan and investment opportunities, and identify and successfully negotiate with potential acquisition candidates.

SOURCES OF DIVIDENDS ON COMMON STOCK

     Our ability to pay dividends on our common stock is dependent upon the payment of dividends to us by the bank. The ability of the bank to pay dividends to us is governed by regulations imposed by the New Jersey Department of Banking and Insurance and the FDIC, the bank's primary regulators. These regulations impose a variety of restrictions on the bank's payment of dividends to us. At December 31, 1998, the bank would have been able to dividend up to $1.7 million to us under these regulations.

YEAR 2000 AND IMPACT ON OUR COMPUTERS AND OUR OPERATIONS.

     Our operations and financial results are highly dependent upon our ability to rapidly and accurately process data through our internal and external computer systems and processors. Our future performance may be adversely affected by the ability of computer systems we own and use to read entries for the Year 2000. Many computer systems currently in use are unable to distinguish between the Year 2000 and the Year 1900, causing a variety of processing difficulties. We use a third party to process our data. Because of this, it may be difficult for us to ensure that all data processing functions we use can read entries for the Year 2000. Although we are in the process of making sure our computers and those of our service bureau can correctly process entries for the Year 2000, we can give you no assurances that we will be fully successful. The failure of our computers to fully process entries for the year 2000 could adversely affect our future results of operations, impeding our ability to calculate payments, interest due, service loans and perform other necessary functions.

RISKS ASSOCIATED WITH THE BANKING INDUSTRY:

COMPETITION

     The banking industry within the state of New Jersey is highly competitive. The bank's principal market area is served by branch offices of large commercial banks and thrift institutions. A number of these institutions have substantially greater resources than we do to expend upon advertising and marketing, and their substantially greater capitalization enables them to make much larger loans. Our success depends a great deal upon our judgment that large and mid-size financial institutions do not adequately serve small businesses in principal market area and our ability to compete favorably for such customers. In addition to competition from larger institutions, we also face competition for individuals and small businesses from recently formed banks seeking to compete as "hometown" institutions. Most of these new institutions have focused their marketing efforts on the smaller end of the small business market we serve.

LENDING RISKS

     The risk of nonpayment (or deferred or delayed payment) of loans is inherent in commercial banking. Such non payment, or delayed or deferred payment of loans to the bank, if they occur, may have a material adverse effect on our earnings and overall financial condition. Additionally, in compliance with applicable banking laws and regulations, the bank maintains an allowance for loan losses created through charges against earnings. As of September 30, 1998, the bank's allowance for loan losses was $1.6 million. The bank's marketing focus on small to medium-size businesses may result in the assumption by the Bank of certain lending risks that are different from or greater than those which would apply to loans made to larger companies. We seek to minimize our credit risk exposure through credit controls which include evaluation of potential borrowers, available collateral, liquidity and cash flow. However, there can be no assurance that such procedures will actually reduce loan losses.

SUPERVISION AND REGULATION

     The federal and state laws and regulations applicable to our operations give regulatory authorities extensive discretion in connection with their supervisory and enforcement responsibilities, and generally have been promulgated to protect depositors and the deposit insurance funds and not for the purpose of protecting stockholders. These laws and regulations can materially affect our future business. Laws and regulations now affecting us may be changed at any time, and the interpretation of such laws and regulations by bank regulatory authorities is also subject to change. We can give no assurance that future changes in laws and regulations or changes in their interpretation will not adversely effect our the business.



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


                               UNITY BANCORP, INC.

     Unity Bancorp, Inc. is a New Jersey business corporation and a holding company for First Community Bank, which engages in a commercial banking business in Hunterdon, Middlesex, Morris, Somerset and Union counties, New Jersey. We direct the policies and coordinate the financial resources of the Bank. At September 30, 1998, we had consolidated total assets of $238.5 million and shareholders' equity of $21.7 million.

     The Bank is a New Jersey state-chartered bank which commenced business in 1991. The Bank currently operates from its main office in Clinton, New Jersey and from six branch offices located in Flemington, North Plainfield, Springfield, Scotch Plains, Union and Linden, New Jersey. The deposits of the Bank are insured by the Bank Insurance Fund of the FDIC up to applicable limits. The operations of the Bank are subject to the supervision and regulation of the New Jersey Department of Banking and Insurance and the FDIC.

     We lend funds to individuals and businesses for personal and commercial purposes. We emphasize the origination of loans with adjustable rates of interest tied to our Prime Rate. The interest rates on our adjustable rate loans are repriced from time-to-time to reflect changes, up or down, in our cost of funds. In order to be competitive with other established banking institutions in our trade area, we charge rates which are generally comparable to those charged by other lenders.

     In addition, we have been very active in providing loans to small businesses through the United States Small Business Administration guaranteed loan program. Under the SBA program, loans are available to small businesses which meet certain criteria. Up to 90% of the principal of a loan to a qualified business may be guaranteed by the United States Government. We sell the guaranteed portion of our SBA loans into the secondary market and derive premium income. Our ability to offer SBA loans on an ongoing basis is dependent upon, among other factors, appropriation of funds by the federal government to the SBA program. We have been designated a "preferred lender" for the states of New Jersey, Delaware, New York and Pennsylvania by the SBA. This means that we may originate SBA guaranteed loans without prior SBA approval, although the guaranteed portion of this loan will be 80% for loans up to $100,000 and 75% for loans over $100,000 and up to $1,000,000.

     Our commercial loans are generally secured by business assets, personal guarantees of the principals of closely-held businesses and often by the personal assets of such principals. The loans are made to small and mid-sized businesses in our trade area. Federal and state law and regulations restrict how much any bank may lend to a single customer with the restrictions stated as a percentage of the bank's primary capital. We believe that we can attract commercial borrowers by providing competitive rates, superior services, local decision-making and flexibility in loan structure. The Board of Directors believes that small and mid-sized businesses are not always of primary importance to larger banking institutions for commercial lending purposes, whereas such businesses represent the main portion of our commercial loan business.

     We grant both secured and unsecured personal loans to finance the purchase of automobiles, durable goods and other consumer goods. The Board of Directors believes that our competitive interest rates and superior service (which includes, among other things, convenience, personal attention and prompt local decision-making) are important competitive factors in attracting personal loans from credit-worthy consumers.

     We also make residential and commercial real estate loans and, on a limited basis, construction loans.

     Our principal executive offices are located at 64 Old Route 22, Clinton, New Jersey 08809, and our telephone number is (908) 730-7630.

                             SELECTED FINANCIAL DATA

     On April 24, 1998 the Board of Directors of the Company declared a three for two stock split payable June 1, 1998 to shareholders of record as of May 15, 1998. On November 23, 1998, the Board of Directors declared a 5% stock dividend payable January 8, 1999 to shareholders of record on December 21, 1998. To give effect for this stock split and the stock dividend, previously reported share and per share information included in the Company's Annual Report on Form 10-KSB incorporated by reference in this Registration Statement are adjusted as shown in the following table:



                                               AS REPORTED        AS ADJUSTED
                                               -----------        ------------
YEAR ENDED
DECEMBER 31, 1997:
 Basic earnings per share...............           $1.02              $0.65
 Diluted earnings per share.............            1.01               0.64
 Weighted average number of
  shares outstanding, basic.............         1,977,604          3,114,726
 Weighted average number of
  shares outstanding, diluted...........         1,999,180          3,148,709
 Outstanding shares at December 31......         1,985,485          3,127,139

YEAR ENDED
DECEMBER 31, 1996:
 Basic earnings per share...............            0.74               0.47
 Diluted earnings per share.............            0.73               0.46
 Weighted average number of
  shares outstanding, basic.............         1,419,855          2,236,272
 Weighted average number of
  shares outstanding, diluted...........         1,429,262          2,251,088
Outstanding shares at December 3.......          1,964,113          3,093,478

YEAR ENDED
DECEMBER 31, 1995
 Basic earnings per share...............            0.83               0.53
 Diluted earnings per share.............            0.83               0.53
 Weighted average number of
  shares outstanding, basic.............         1,203,774          1,895,944
 Weighted average number of
  shares outstanding, diluted...........         1,203,774          1,895,944



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


     In addition, to give effect to the 5% stock dividend previously reported, share and per share information included in our Quarterly Report on Form 10-QSB incorporated by reference in this Registration Statement are adjusted as shown in the following table:

                                               AS REPORTED        AS ADJUSTED
                                               -----------        ------------
NINE MONTHS ENDED
SEPTEMBER 30, 1998:
 Basic earnings per share...............           $0.54              $0.51
 Diluted earnings per share.............           $0.50              $0.48
 Weighted average number of
  shares, basic.........................         3,016,593          3,156,008
 Outstanding shares.....................         3,097,332          3,252,199
                                                 =========          =========
NINE MONTHS ENDED
SEPTEMBER 30, 1997:
 Basic earnings per share...............           $0.42              $0.40
 Diluted earnings per share.............           $0.41              $0.39
 Weighted average number of
  shares, basic.........................         2,962,338          3,110,455
Outstanding shares......................         1,985,275          3,216,808
                                                 =========          =========
THREE MONTHS ENDED
SEPTEMBER 30, 1998
 Basic earnings per share...............           $0.22              $0.21
 Diluted earnings per share.............           $0.21              $0.20
 Weighted average number of
  shares, basic.........................         3,058,941          3,178,086
Outstanding shares......................         3,097,332          3,252,199
                                                 =========          =========

THREE MONTHS ENDED
SEPTEMBER 30, 1997
 Basic earnings per share
 Basic earnings per share...............           $0.29              $0.18
 Diluted earnings per share.............           $0.28              $0.18
 Weighted average number of
  shares, basic.........................         2,966,414          3,114,735
Outstanding shares......................         1,985,275          3,216,808
                                                 =========          =========

                               RECENT DEVELOPMENTS

     We recently executed long-term leases for eight (8) new branch locations in Cranford, Kenilworth, Berkeley Heights and Springfield in Union County and New Brunswick, North Brunswick, South Plainfield and Edison, Middlesex County, New Jersey. All of these facilities are existing bank branches, which are being acquired without deposits or loans. The Union County branches are in our existing trade area, while the Middlesex County branches are an extension of our trade area. In addition, we have executed a lease for a new branch in Woodbridge Township, Middlesex County, New Jersey and we are in the process of building a new branch in Whitehouse, Hunterdon County, New Jersey. We anticipate that these 10 new branches will open in stages from January through July, 1999, increasing our branch network to 18 offices. The order of the New Jersey Commissioner of Banking and Insurance approving these branches requires First Community Bank to maintain a ratio of tier 1 capital to average assets of at least 6% during the next five (5) years. At September 30, the Bank's tier 1 capital to average asset ratio was 7.15%. We also anticipate that we will incur a significant increase in non-interest expense as these branches commence operation.

     Effective September 21, 1998, our common stock began trading on the NASDAQ National Market under the symbol "UNTY". From January 1997 to September 18, 1998, our common stock traded on the American Stock Exchange under the symbol "UBI". Our warrants are traded on the American Stock Exchange under the symbol "UBI.WS", and will continue to trade on the American Stock Exchange through their expiration on December 15, 1998.

     We have signed a definitive agreement to acquire Certified Mortgage Associates, Inc., a Marlboro, New Jersey based mortgage banker. Under the terms of the Letter of Intent, we are to pay a purchase price of $2.8 million in shares of our common stock. The actual number of shares of common stock to be issued will be determined at the close of the transaction, based upon the average of the bid and asked price of our common stock in the first 20 trading days in the 30 trading days prior to the closing. Under the terms of the agreement, the principles of CMA, Mr. Barry Habib, Mr. Craig Frankel and Mr. Norman Hunter, are to enter into Employment Agreements with us. If the transaction had closed on October 30, 1998, we would have issued 242,424 shares of our common stock to the principals of CMA. For the six months ended September 30, 1998, CMA had total revenues of $1.9 million. Consummation of this transaction is subject to our executing a definitive acquisition agreement and receipt of all necessary regulatory approvals.

      On November 23, we announced that our Board had declared a 5% stock dividend, payable January 8, 1999to shareholders of record on December 21, 1998.

     On December 15, 1998, our common stock purchase warrants expired. Approximately, 95% of our outstanding warrants were exercised, we issued 558,789 shares of our common stock, and we received approximately %5.9 million in new capital.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by First Colonial although we incurred fixed expenses of approximately $50,000 in connection with the exercise of the warrants, and we have paid First Colonial a total fee of $150,000. We intend to use the proceeds of the warrant conversion for general corporate purposes and to support our continued growth and expansion both through internal expansion through our newly acquired branches and the possible acquisition of other financial institutions, although we do not currently have any agreements or commitments for specific acquisitions.

                              PLAN OF DISTRIBUTION

     The common stock offered hereby is being sold by First Colonial Securities Group, Inc. The common stock was acquired by First Colonial upon the exercise of our common stock purchase warrants. We have paid First Colonial a fee of $150,000 for their efforts in facilitating the conversion of our stock purchase warrants. First Colonial will receive the net proceeds of the sale of common stock.

     We have agreed with First Colonial that we will indemnify each other against certain liabilities, including certain liabilities under the Securities Act, and to contribute to payments that each may be required to make in respect thereof.

                       WARRANT AND TRANSFER AGENT

     Our warrant and transfer agent for the warrants and our common stock is FCTC Transfer Services, LLP, with an office at 111 Wood Avenue South, Suite 206, Iselin, New Jersey.

                                  LEGAL MATTERS

     The validity of the common stock being offered has been passed upon for us by Jamieson, Moore, Peskin & Spicer, Morristown, New Jersey. Certain legal matters will be passed upon for First Colonial by Klehr, Harrison, Harvey, Branzberg & Ellers, LLP, Philadelphia, Pennsylvania.

                                     EXPERTS

     The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, incorporated by reference into our Annual Report on Form 10-KSB for the year ended December 31, 1997, which is incorporated by reference into this Registration Statement on Form S-3, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. The financial statements are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.



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


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Exchange Act and must file reports and other information with the SEC.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock offered in this document. As permitted by the rules and regulations of the SEC, this document does not contain all the information set forth in the registration statement. Such information, as well as the information filed under the Exchange Act, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC also maintains an Internet address ("Web site") that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. The address for this Web site is "http://www.sec.gov." The statements contained in this document as to the contents of any contract or other document filed as an exhibit to the Form S-3 are, of necessity, brief descriptions and are not necessarily complete; each such statement is qualified by reference to such contract or document.

 YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE AFFAIRS OF UNITY BANCORP, INC. OR FIRST COMMUNITY BANK MAY CHANGE AFTER THE DATE OF THIS PROSPECTUS. DELIVERY OF THIS DOCUMENT AND THE SALES OF SHARES MADE HEREUNDER DOES NOT MEAN OTHERWISE.

                              -------------------

UNTIL THE LATER OF FEBRUARY 9, 1999 OR 25 DAYS AFTER COMMENCEMENT OF THE OFFERING, ALL DEALERS EFFECTING TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITES AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.




                               UNITY BANCORP, INC.

                                  COMMON STOCK



                                   ----------
                                   PROSPECTUS
                                   ----------



                                 FIRST COLONIAL
                             SECURITIES GROUP, INC.






                                JANUARY 15, 1999





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